Exhibit to Item 77I

Terms of New or Amended Securities

On December 18, 2017, RBC Funds Trust (the "Trust") issued shares of beneficial interest in new series of the Trust called the RBC Impact Bond Fund (Class I and Class R6). Each share of beneficial interest mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends, qualifications and terms and conditions of redemption that are set forth in the Trust Agreement and Declaration of Trust, as amended.

A description of the RBC Impact Bond Fund is incorporated by reference to Post-Effective Amendment No. 119 to the Registration Statement as filed with the SEC via EDGAR on December 18, 2017. (Accession No. 0000897101-17-001614).